http://www.hancockjaffe.com/wp-content/uploads/2017/05/V018.mp4	http://www.hancockjaffe.com/wp-content/uploads/2017/05/V020.mp4

Hancock Jaffe Laboratories’ Bioprostheses in a Cardiac Simulator Flow Tester

http://www.hancockjaffe.com/heart-valve/

HJL’s 25mm Bioprosthesis www.hancockjaffe.com/heart-valve/

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-220372
November 8, 2017

HANCOCK JAFFE LABORATORIES



THE FUTURE OF VASCULAR AND CARDIOTHORACIC SURGERY







Presentation

November 8, 2017

Forward-Looking Statements and Free Writing Prospectus Statement

This presentation contains forward-looking statements that are based on the beliefs and assumptions of the management team of Hancock Jaffe Laboratories, Inc. ("HJL"), and on information currently available to such management team. These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond HJL's and its subsidiaries' and affiliates' control. All statements, other than statements of historical fact, contained in this presentation, including statements regarding future events, future financial performance, business strategy and plans, and objectives of HJL for future operations, are forward-looking statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, levels of activity, performance or achievements of HJL and HJL's industry to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on any forward-looking statement. HJL undertakes no obligation to update or revise publicly any of the forward-looking statements after the date hereof to conform the statements to actual results or changed expectations.

Unless otherwise indicated, information contained in this presentation concerning HJL's industry and the markets in which it operates, including its general expectations and market opportunity and market size, is based on information from various sources, including independent industry publications. In presenting this information, HJL has also made assumptions based on such data and other similar sources, and on HJL's knowledge of, and its experience to date in, the markets for its product candidates. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. The industry in which HJL operates is subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by HJL.

This presentation uses HJL's registered trademarks and trade names, such as VenoValve® and CoreoGraft™. This presentation also includes trademarks, trade names and service marks that are the property of other organizations. Solely for convenience, trademarks and trade names referred to in this presentation appear without the ® and ™ symbols, but those references are not intended to indicate that HJL will not assert, to the fullest extent under applicable law, its rights, or that the applicable owner will not assert its rights, to these trademarks and trade names. HJL does not intend its use or display of other companies' trade names or trademarks to imply a relationship with, or endorsement or sponsorship of HJL by, any other companies.

Any offering of securities will only be made by means of a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission ("SEC"), after such registration statement becomes effective. No such registration statement has become effective, as of the date of this presentation. This presentation shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

HJL has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents HJL has filed with the SEC for more complete information about HJL and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HJL, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Network 1 Financial Securities, Inc. toll-free at 1-(800) 886-7007 or via e-mail at info@netw1.com.

Investment Highlights – Hancock Jaffe Laboratories, Inc. (HJL)

Proven Technology Platform FDA - Certified Manufacturing Facility	• Since 1999, HJL develops and manufactures innovative biologic solutions for patients with cardiovascular, peripheral arterial, venous disease, and end stage renal disease • Functionality similar to healthy native body parts • Approximately 14,500 sq. ft. biotech manufacturing facility
Three Cardiovascular Product Candidates	• "VenoValve" - Venous valve as a potential curative solution for the 4.5 million patients in the U.S. venous valve replacement market, which could potentially create an approximately $50 billion market opportunity at an average selling price of $9,500 • "CoreoGraft"- Off-the-shelf bioprosthetic coronary artery bypass graft (CABG) that eliminates the need to harvest veins/arteries from patient's body to perform bypass, one of the most common cardiac surgical procedures in the world • "Next Generation Heart Valve"- No known competitive peer for technological advances for pediatric patients
Experienced Management and Medical Team with Track Record	• Approximately $32 million invested to date • Driven team with extensive medtech and deal experience • Previous sale of FDA approved medical device by HJL to leading company
Value Proposition: Hedged Investment	• Strong barrier to entry, proprietary intellectual property • Highly complex and regulated industry • Three potential product candidates with global markets

HJL's Cardiovascular Product Candidates Potentially Provide Significant Advancements Over Present Standard of Care

HJL Biological Tissue Surgically Implanted Venous Valve	• Bioprosthetic venous valve for deep chronic venous insufficiency caused by faulty venous valves; if left untreated, it may be a debilitating cascading disease, potentially giving rise to one of the largest unmet medical device curative treatment markets worldwide • No known effective FDA approved drugs or non-surgical treatment, other than compression garments • No known effective long-term treatment, surgical or non-surgical
HJL Biological Tissue Surgically Implanted Heart Bypass Graft	• Off-the-shelf CABG eliminates the need to harvest patient's veins and arteries for heart bypass surgery • Product candidate designed to transform the multi-billion dollar heart bypass market by providing complete revascularization which the American Heart Association stated was key to ensure long term survival and quality of life in patients with coronary diseases • Potentially eliminates failures and risks associated with harvesting veins and arteries for bypass
HJL Biological Tissue Surgical Heart Valve	• Surgical heart valve with functionality developed for pediatric/adolescent and 20-55 year old patients – potential solution to the present heart valve deficiencies • Provides blood flow equivalent to a heart valve 2-3 sizes larger, potentially eliminates the need for anticoagulants and additional surgeries, by providing greater blood flow in the effective orifice area • HJL intends to target the pediatric/adolescent patient population

Management Team with Extensive Track Record

Senior Management

Benedict Broenniman, M.D. - Co-CEO: 20+ years as cardiovascular device executive in the U.S., Europe and Asia; former CEO, Chairman and SVP Worldwide Operations of HJL, CEO of Leman Cardiovascular, CEO and CMO of Ostomy Cure AS achieving CE Mark.

Steven Cantor - Co-CEO: 25 years of healthcare and financial experience; founder and former CEO Vasomedical, Inc., a cardiovascular EECP company; Restructured and Co-founded BioAffinity Technologies

William Abbott - CFO: 30+ years in multi-industry int'l public companies; former SVP and CFO Cardiogenesis Corp., a cardiovascular TMR company; past Controller and Treasurer Newport Corp. BS Accounting Fairfield University, MBA Pepperdine University

Marc Glickman, M.D. - CMO: 30+ year vascular surgeon; past President of Vascular Access Society of Americas; authored 45+ articles, participated in 100+ clinical trials, delivered 300 lectures worldwide; instrumental in FDA approval of many medical devices

Sue Montoya - EVP Operations, Quality and Regulatory Affairs; 30+ years as a regulatory affairs expert; Accomplished FDA and CE Mark regulatory compliance track record, leadership, experience with medical device companies including Medtronic and St. Jude Medical

Board of Directors

Yury Zhivilo - Chairman of the Board: 30 years experience international finance; co-inventor and patient recipient of HJL Heart Valve; HJL Investor

Steven Girgenti - Veteran healthcare executive, expertise in healthcare marketing strategies, financing and M&A; founded DermWorx Inc, and sold to European dermatology company in 2013. Founder, former CEO and Worldwide Chairman of Healthworld, leading global healthcare marketing services network $1 billion, 55 offices in 35 countries, acquired for $225M. NASDAQ "Entrepreneur of the Year" in 1999. Inducted into the Medical Advertising Hall of Fame in 2010. Serves on numerous boards. Vice Chairman of the Board of Governors for the Mount Sinai Hospital Prostate Disease and Research Center.

Robert Anderson - 40+ years of strategic planning with Parke-Davis, Key Pharmaceuticals and Centocor's global cardiovascular imaging business. VP of Marketing for Key Pharmaceuticals and VP of Marketing for Centocor. COO and Partner, Physicians World Communications Group

Robert Doyle - 35+ years of cardiovascular and strategic product launch experience; helped managed Parke-Davis $400 million advertising/promotion budget before and during Pfizer acquisition; Vice President Marketing Operations at Novartis

Steven Cantor - Co-CEO: 25 years of healthcare and financial experience; founder and former CEO Vasomedical, Inc., a cardiovascular EECP company; restructured and co-founded BioAffinity Technologies

Medical Advisory Board

Steven Elias, M.D., FACS, FACPH - Director of Center for Vein Disease at Englewood Hospital and Medical Center; named 1 of 25 most influential professionals in vein care; internationally recognized, well-published in top peer review journals

Antonio Gasparis, M.D. - Expert on venous disease; Director of Center for Vein Care, Stony Brook University Medical Center; Director of 2016 NY Venous Symposium

Wade Dimitri, M.D. - European cardiac surgeon. Pioneer of off-pump CABG. Royal Society of Medicine member, European Journal of Cardiovascular reviewer, member of major cardiovascular societies in U.S., U.K., Scotland, Egypt and India.

Afksendiyos Kalangos, M.D., Ph.D. - Pediatric cardiac surgeon - 2015 President of the World Society of Cardiothoracic Surgeons, 300 articles in journals with editorial policy and 10 book chapters, 450 lectures as guest speaker, 700 abstracts in national and international congress.

Proven Regulatory Track Record of HJL Management



HJL's management team was a part of one of the 1st companies to receive FDA PMA approval without a Panel Review Meeting
HJL's management team validated the effectiveness of gamma radiation for bioprosthetic device sterilization
HJL's management team helped design four FDA approved manufacturing facilities for Class III medical devices
HJL's management team pioneered many SOPs used by device industry based on processes/ procedures
HJL's management team is from one of the 1st small device companies to receive a CE Mark for implantable tissue devices
HJL's management team developed and maintained systems compliant with FDA good manufacturing practices (GMP) for a biologic implantable device

FDA certified biotech facility in Irvine, California for developing, manufacturing and shipping Class III medical devices



HANCOCK JAFFE LABORATORIES

Cardiovascular Product Candidates

1. Venous Valve
2. Heart Bypass Graft
3. Heart Valve



Problem #1 - Deep Venous Insufficiency Caused By Faulty Venous Valves: The Annual Burden Keeps Growing

- Approximately 4.5 million Americans suffer from Chronic Venous Insufficiency (CVI)
- 400,000 Americans are hospitalized each year with deep vein thrombosis (DVT) – (a precursor to CVI development)
- Quality of life for CVI patients could be worse than those patients with arthritis, angina and lung disease



Ref: Kahn Circulation October 2014

HJL Bioprosthetic VenoValve: A Solution Addressing the U.S. Venous Valve Replacement Market

CVI: Presently No Known Commercial Venous Valve Exists, Nor Medical Therapies

- Caused by deep vein thrombosis, varicose veins, venous valve failure, obesity, smoking, aging, sitting or inactivity for long periods of time
- No known effective FDA-approved drugs
- No known effective surgical treatments
- No known effective long-term non-surgical treatments

Painful/debilitating condition from malfunctioning leg vein valves causing increased blood pooling to the legs and decreased blood flow back to the heart, swelling and open ulcer formation (over 400,000 patients treated per year).

"Chronic venous insufficiency afflicts almost twice as many people as all cardiovascular diseases combined, and six times more than those with diabetes. It is one of our most prevalent diseases. However, CVD is significantly, underestimated, underdiagnosed and undertreated, " stated Mary L. Yost, President, Sage Group Consulting

Ref:Gloviczki et al, Journal of Vas Surgery: Venous and Lym Disease 2014;2:362-7

HJL VenoValve: Potential Curative Venous Valve Functionality Similar to a Native Healthy Venous Valve

Preclinical studies demonstrate that the HJL VenoValve functions in the same manner as a healthy venous valve, incorporating proprietary leaflet and tissue processing technology that adapts to blood pressure and blood turbulence



SHEEP
14:50:18
46
87
25C
OEC

Ascending venogram with open valve



SHEEP
46
87
29C
OEC

Descending venogram with valve closed preventing flow

Preclinical Studies of VenoValve

• Hemolysis	• Passed
• Complement Activation	• Passed
• Platelet/Leukocyte	• Passed
• Thrombogenicity	• Passed
• Cytotoxicity	• Passed (Non thrombogenic in anticoagulated environment)
• Corrosion Resistance	• Passed
• Acute animal implant	• Functions normally as noted by venograms
• Hydrodynamic testing	• Dynamics performed under conditions seen by a healthy Venous Valve

Problem #2 – Coronary Artery Disease as a Result of Blocked Arteries Preventing Blood Supply to the Heart

Present standard-of-care, Heart Bypass surgery referred to as CABG surgery:

- Surgeon performs one procedure to remove a healthy vein/artery from another part of the body
- Surgeon performs a second procedure to attach the healthy vein/artery to the aorta creating a heart bypass blood vessel around the blockage

- CABG is one of the most common cardiac surgical procedure worldwide ... but peer-reviewed studies cite its many deficiencies
- Bypass graft harvesting is invasive, has a high rate of infections and impacts patient's quality of life: durability and longevity fail rates are very high

1 year	10% to 20% of vein grafts fail
1 – 5 years	15% to 30% of vein grafts fail
6 – 10 years	30% to 45% of vein grafts fail
At 10 years	About 50% fail

CABG


Aorta
Bypass grafts
Blocked coronary arteries
Heart

HJL CoreoGraft: A Potential Solution Capable of Bypassing 100% of Coronary Blockages and Transforming One of the Most Common Cardiac Surgical Procedures

CoreoGraft eliminates the need for harvesting veins and arteries, eliminates one surgical procedure and harvest team decreasing patient risk and duration of overall procedure

CoreoGraft simplifies procedures for surgeons and patients, reduces time and cost of procedure, reduces complications, postoperative failures and barriers to surgery

The American Heart Association has highlighted the importance of a "complete revascularization" for bypass surgery; bypassing 100% of the blockages

It is seldom performed because of a lack of grafting material available from patient, increased time and risk to patient and increased time spent by surgeon

CoreoGraft off-the-shelf CABG graft could create a new treatment paradigm

CoreoGraft Bioprosthetic Heart Bypass Graft: Clinical Implants





Angiogram of a 3mm diameter HJL bioprosthetic heart bypass graft in a 63-year-old patient

- Clinical experience in patients without sufficient autologous graft material or who could not be weaned from bypass perfusion due to incomplete cardiac revascularization
- 26 bioprostheses implanted as coronary artery bypass grafts in 24 patients requiring a complete myocardial revascularization subsequent to hospital admission
  - ✓ In all cases, the CoreoGraft was used when it was determined that adequate or suitable autologous conduits were not available as a consequence of prior use, vascular pathology or contraindication associated with a comorbid condition.
  - ✓ The CoreoGraft length was appropriate for all bypass requirements allowing exact trimming to the individually required length.
  - ✓ The “feel” and suturing quality of the graft are mimetic of mammary arteries and requires no special suture considerations beyond those commonly used for autologous grafts.

Problem #3: Consistently Cited Heart Valve Failures

Heart Valves Show Degeneration Within 10 Years
Leaflet Problems Lead to Higher Stroke Incidence
Pediatric Patients Require Anticoagulants



The NEW ENGLAND JOURNAL of MEDICINE

HOME | ARTICLES & MULTIMEDIA | ISSUES | SPECIALTIES & TOPICS | FOR AUTHORS | CME

ORIGINAL ARTICLE

Possible Subclinical Leaflet Thrombosis in Bioprosthetic Aortic Valves

Raj R. Makkar, M.D., Gregory Fontana, M.D., Hasan Jilaihawi, M.D., Tarun Chakravarty, M.D., Klaus F. Kofoed, M.D., D.M.Sc., Ole de Backer, M.D., Ph.D., Federico M. Asch, M.D., Carlos E. Ruiz, M.D., Niels T. Olsen, M.D., Ph.D., Alfredo Trento, M.D., John Friedman, M.D., Daniel Berman, M.D., Wen Cheng, M.D., Mohammad Kashif, M.D., Vladimir Jelnin, M.D., Chad A. Kliger, M.D., Hongfei Guo, Ph.D., Augusto D. Pichard, M.D., Neil J. Weissman, M.D., Samir Kapadia, M.D., Eric Manasse, M.D., Deepak L. Bhatt, M.D., M.P.H., Martin B. Leon, M.D., and Lars Søndergaard, M.D.

N Engl J Med 2015; 373:2015-2024 | November 19, 2015 | DOI: 10.1056/NEJMoa1509233

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Abstract | Article | References | Citing Articles (37) | Letters | Metrics

MEDIA IN THIS ARTICLE

Video

BACKGROUND

A finding of reduced aortic-valve leaflet motion was noted on computed tomography (CT) in a patient who had a stroke after transcatheter aortic-valve replacement (TAVR) during an ongoing

PUBLIC RELEASE: 17-MAY-2016
EuroPCR 2016: Half of transcatheter heart valves show degeneration within 10 years of TAVI

First study of long-term durability shows high rates of valve degeneration

Paris, France - 17 May 2016: Half of transcatheter heart valves may undergo degeneration within 10 years, according to estimates from the first study investigating the long-term durability of these valves in patients undergoing transcatheter aortic valve implantation (TAVI) reported at EuroPCR 2016.

HJL Heart Valve: Potential Solution to Present Heart Valve Deficiencies in Estimated $4 Billion Market Especially for Pediatric and Adolescent Patients

- Blood flow equivalent to a valve 2-3x sizes larger
- Based on same materials used in previously approved HJL heart valves
- Potentially eliminates 2, 3 or even 4 additional surgeries as a result of increased blood flow
- May overcome calcification
- Eliminates need for anticoagulants
- Sized specifically to address needs and desire for active quality of life for pediatric and adolescent patients

HJL Heart Valve Hemodynamics Flow Data


mm Hg
MEAN TRANSVALVE PRESSURE <f>interval
kPa
JAFFE
HJL 25mm Bioprosthesis shows only slight gradient elevation with increasing cardiac output
CARDIAC OUTPUT L/min
VSI
ViVitro Systems Inc., 6-1560 Church Ave., Victoria, BC V8P 2H1, CANADA


mm Hg
MEAN TRANSVALVE PRESSURE <f>
kPa
MOSAIC25
Medtronic 25mm bioprosthesis shows a significant gradient elevation with increasing cardiac output.
CARDIAC OUTPUT L/min
VSI
ViVitro Systems Inc., 6-1560 Church Ave., Victoria, BC V8P 2H1, CANADA

- Under normal physiologic flow conditions the design breakthrough allows for the leaflets to fully open at even low or resting cardiac outputs
- Flat curve over the range of cardiac output means the valve adapts and leaflets open wide based on very little effort. Virtually no energy loss over the range of cardiac outputs means faster return of the cardiac muscle (hypertrophy) to normal size
- A substantial increase of the Effective Orifice Area (EOA) in comparison to Medtronic's valve even in small sizes means less Prosthesis-Patient Mismatch (PPM)

Heart Valve: Projected Greater Performance

Effective Orifice Area (EOA) Measured by In Vitro Hydrodynamic Methods

Valve Manufacturer	Labeled Size (mm)	EOA (Avg. cm^2 at 5L/min)
Hancock Jaffe Laboratories [1]	**21 mm**	**1.71**
Medronic Mosaic[2]	21 mm	1.09
SJM-Biocor-Epic Supra[2]	21 mm	1.34
Carpentier-Edwards Magna[2]	21 mm	1.48
Sorin Soprano[2]	20 mm	1.46

[1] EOA equals the average of three valves tested at Vivitro Systems, Inc., Study #QAS0253.

[2] Gerosa G, et. al, Small aortic annulus: The hydrodyamic performances of 5 commercially available tissue valves. J Thoracic and Cardiovasc Surg. 2006; 131:1058-1064.

EOA allows for greater performance than present biologic valves, which represents less cardiac work per each beat and less resistance

Effective Orifice Area (EOA) of the Hancock Jaffe Valve Compared to Minimum Device Performance Requirements for Cardiac Prostheses in the Aortic Position as Specified in ISO 5840:2015.

Parameter	Valve Size						
	19 mm	21 mm	23 mm	25 mm	27 mm	29 mm	31 mm
ISO 5840 Target EOA (cm^2) ≥	0.85	1.05	1.25	1.45	1.70	1.95	2.25
EOA HJL Valve	**1.37**	**1.71**	**1.94**	**2.38**	**2.64**	**3.26**	**3.34**
% Improvement	61.18%	62.86%	55.20%	64.14%	55.29%	67.18%	48.44%

Greater performance in smaller valve potentially eliminates 2 – 4 surgeries in pediatric patients

IP and Patents: Worldwide Protection

- U.S. Patent No. 7,854,763; Reinforced Bioprosthesis
  - Priority date 2003
    - Granted in USA (No. 7,854,763) 2010
    - Granted 2012 in France, Belgium, Germany, UK, Luxembourg, Monaco, Switzerland
- Patent No. 7,815,677: Intraparietal Valve Reinforcement
  - Priority 2007
    - Granted in USA 2010
    - Granted in Australia (2013) and Russian Federation (2013)
    - Pending in China, India, Mexico, Japan
    - Europe: national phases started
- Claims cover concept of intraparietal titanium rods, inter-commissural rods, design and manufacture of the valve.

Intellectual Property

Heart Valve – Patent Issued

- Critical design components and function relationships protected by U.S. Patent No. 7,815,677 expires on July 9, 2027

VenoValve - Patent Pending

- Two patents have been filed for the VenoValve with the U.S. Patent and Trademark Office

Coreograft Heart Bypass Graft – Proprietary Know-how

- Based on the mimetic biomechanical properties of the wall of the Coreograft CABG as it relates to pulsatile propagation of forward flow characteristic of coronary arteries

U.S. Trademarks

- CoreoGraft
- VenoValve

Market Size:

VENOVALVE

C 4 - C6 Ideal patients for prosthetic venous valve

Chen et al , Prosthetic Venous Patient Selection by Validated physics based models, Journal of Vascular Surgery 2015
Khilnani et al Evidence supporting treatment of reflux and obstruction in chronic venous disease, Journal of Vascular Surgery, 2017

C4- 1.5 million

8% adults > 70
3% adults < 70

C 5 = 2.1 million people - Double incidence of C 6 disease patients.
C 6 = 1.05 million people,1.7% of population < 65, have venous ulcers, 0.5% of general adult population have venous ulcers

U.S. VenoValve Target Market approximately 4.5 million patients

Validity of International Classification of Diseases, Ninth Revision, Clinical modification codes for estimating the prevalence of Venous Ulcers; Gloviczki et al, Journal of Vascular Surgery 2014

HEART VALVE

Approximately 50,000 pediatric heart valve replacement surgeries are required per year

Understanding your risk for congenital heart defects, American Heart Association 2017

COREOGRAFT

Approximately 150,000 CABG procedures are performed in the U.S. per year (2.5 bypass grafts per procedure = approximately 375,000 grafts)

Total bypass graft market in the U.S. – approximately $2.25 billion per year

Evolution of coronary Revascularization Markets, Advanced Medical Technologies 2016

Completed Milestones / Future Milestones

2017

Completed:
- V V FDA Pre-submission meeting
- V V Pre-clinical and animal testing commences
- V V Protocol designed for First-in-Human clinical trial
- V V Principal Investigators and clinical sites designated

2018

H1
- V V Pre-Clinical and animal testing completed
- C G Animal study completed
- C G FDA IDE Submission
- H V FDA IDE submission

H2
- V V First-in-Human clinical trial commences
- V V First-in-Human clinical trial completed
- V V Commence pivotal trial for FDA Approval
- C G FDA IDE approval
- H V FDA IDE approval

2019

H1
- V V Full site activation

H2
- V V Completion of Pivotal Trial for FDA Approval

V V – VenoValve
C G – CoreoGraft
H V- Heart Valve

All future milestones are based on management's estimations and anticipations.
All future milestones are subject to change.

HANCOCK JAFFE
LABORATORIES



Corporate Contact

Steven Cantor
Co-CEO
stevencantor@hjlinc.com
631-553-9192

Hancock Jaffe Laboratories, Inc.
70 Doppler
Irvine, CA 92618